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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock, par value US$0.0001 per share

(Title of Class of Securities)

184499101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,333,333*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,333,333*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,333,333*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%**
12.	Type of Reporting Person (See instructions) HC

* Assuming conversion of US$65,000,000 of principal amount of 7.5% convertible notes due 2016 (the “2016 Convertible Notes”) deemed to be beneficially owned by the reporting person into 4,333,333 shares of Common Stock, par value US$0.0001 per share (“Shares”).

**Based on the sum of 90,572,501 Shares reported as outstanding by Clean Energy Fuels Corp. as of October 30, 2015 in its Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission (“SEC”) on November 5, 2015 and the 4,333,333 Shares issuable upon conversion of the 2016 Convertible Notes deemed to be beneficially owned by the reporting person. See Item 4 of this Schedule.

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Item 1.

(a)	Name of Issuer:

Clean Energy Fuels Corp.

(b)	Address of Issuer’s Principal Executive Offices:

4675 MacArthur Court, Suite 800, Newport Beach, California 92660, USA

Item 2.

(a)	Name of Person Filing:

Temasek Holdings (Private) Limited (“Temasek Holdings”)

(b)	Address of the Principal Business Office or, if None, Residence:

60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(c)	Citizenship:

Republic of Singapore

(d)	Title of Class of Securities:

Common Stock, par value US$0.0001 per share

(e)	CUSIP Number:

184499101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

As of December 31, 2015, Springleaf Investments Pte. Ltd. (“Springleaf”) directly owns US$41,000,000 principal amount of the 2016 Convertible Notes, which may be converted into 2,733,333 Shares at a conversion price of US$15 per Share. In light of the conversion features, Springleaf is deemed to beneficially own 2,733,333 Shares. Springleaf is directly, wholly owned by Anderson Investments Pte. Ltd (“Anderson”), which in turn is directly, wholly owned by Thomson Capital Pte. Ltd. (“Thomson”), which in turn is directly, wholly owned by Tembusu Capital Pte. Ltd. (“Tembusu”). Accordingly, as of December 31, 2015, each of Anderson, Thomson and Tembusu may be deemed to have beneficially owned the 2,733,333 Shares deemed to be beneficially owned by Springleaf.

As of December 31, 2015, Baytree Investments (Mauritius) Pte Ltd (“Baytree”) directly owns US$24,000,000 principal amount of the 2016 Convertible Notes, which may be converted into 1,600,000 Shares. In light of the conversion features, Baytree is deemed to beneficially own 1,600,000 Shares. Baytree is directly, wholly owned by Dunearn Investments (Mauritius) Pte. Ltd. (“Dunearn”), which in turn is directly, wholly owned by Seletar Investments Pte. Ltd. (“Seletar”), which in turn is directly, wholly owned by Temasek Capital (Private) Limited (“Temasek Capital”). Accordingly, as of December 31, 2015, each of Dunearn, Seletar and Temasek Capital may be deemed to have beneficially owned the 1,600,000 Shares deemed to be beneficially owned by Baytree.

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Each of Tembusu and Temasek Capital is directly, wholly owned by Temasek Holdings. Accordingly, as of December 31, 2015, Temasek Holdings may be deemed to have beneficially owned the 4,333,333 Shares deemed to be beneficially owned by Tembusu and Temasek Capital collectively.

(b)	Percent of class:

As of December 31, 2015, the Shares that may be deemed to be beneficially owned by Temasek Holdings constituted approximately 4.6% of the Shares outstanding (assuming conversion of all of the 2016 Convertible Notes deemed to be beneficially owned by Temasek Holdings).

This percentage calculation is based on the sum of the 90,572,501 Shares reported by Clean Energy Fuels Corp. as outstanding as of October 30, 2015 in its Form 10-Q for the quarterly period ended September 30, 2015 filed SEC on November 5, 2015 and the 4,333,333 Shares issuable upon conversion of the 2016 Convertible Notes deemed to be beneficially owned by Temasek Holdings.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

As of December 31, 2015, Temasek Holdings may be deemed to share the power to vote or direct the vote of 4,333,333 Shares deemed to be beneficially owned by Tembusu and Temasek Capital collectively, based on the ownership structure described in Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

As of December 31, 2015, Temasek Holdings may be deemed to share the power to dispose or direct the disposition of 4,333,333 Shares deemed to be beneficially owned by Tembusu and Temasek Capital collectively, based on the ownership structure described in Item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016		TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorised Signatory